UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Dixon Ticonderoga Company
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    255860108
                                 (CUSIP Number)

 -------------------------------------------------------------------------------
 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 2 of 9 Pages
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Hollybank Investments, LP
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*                     (a)   ( )
                                         (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                         ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH   ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        0
              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

 -------------------------------------------------------------------------------
 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 3 of 9 Pages
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Thistle Investments LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)   ( )
                                         (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)           ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
              ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        0
              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
             -------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 4 of 9 Pages
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dorsey R. Gardner
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  ()
                                                                    (b) (X)
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO  ITEMS 2(d) or 2(e)                        ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
             7         SOLE VOTING POWER
NUMBER OF              24,296XX
SHARES                 XX Please refer to Item 5, page 7 for disclaimer of
BENEFICIALLY           beneficial ownership
             -------------------------------------------------------------------
OWNED BY     8         SHARED VOTING POWER
EACH                   None
REPORTING
PERSON WITH
             -------------------------------------------------------------------
             9         SOLE DISPOSITIVE POWER
                       24,296XX
                       XX Please refer to Item 5, page 7 for disclaimer of
                       beneficial ownership
             -------------------------------------------------------------------
             10        SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             24,296XX

             XX Please refer to Item 5, page 7 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.7%XX
             XX Please refer to Item 5, page 7 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
             *SEE INSTRUCTIONS BEFORE FILLING OUT!

 -------------------------------------------------------------------------------
 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 5 of 9 Pages
 -------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Shares"), of Dixon Ticonderoga Company, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 195 International Parkway, Heathrow, Florida 32746-5036.

ITEM 2.  IDENTITY AND BACKGROUND.

      The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP"), Thistle Investments LLC, a Delaware limited liability company ("LLC") and Dorsey R. Gardner, the general partner of LP and managing member of LLC ("Gardner"). The business address of Gardner, LP and LLC is One International Place, Suite 2401, Boston, MA 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnership under the laws of Delaware. LLC was organized on January 21, 1999 and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of each LP and LLC is securities investment. During the last five years, neither Gardner, LP nor LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Gardner, LP or LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, LP or LLC was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This statement relates specifically to the following transactions in the Shares: LP's June 13, 2000 sale of 600 Shares at a per share price of $3.72; LP's June 14, 2000 sale of 11,000 Shares at a per share price of $3.60; LP's June 28, 2000 sale of 1,000 Shares at a per share price of $2.97; LLC's June 14, 2000 sale of 1000 share at a per share price of $3.60 and Gardner's May 24, 2000 sale of 22,100 Shares at a per share price of $3.71. These purchase were effected on the American Stock Exchange. This statement also relates to LP's August 3, 2000 sale of 504,700 Shares at a per share price of $3.00 and LLC's August 3, 2000 sale of 53,400 shares at a per share price of $3.00, both of which were sold in private transactions.


ITEM 4.  PURPOSE OF TRANSACTION.

      LP, LLC and Gardner have acquired their respective shares strictly for the purpose of equity security investment. Neither LP, LLC nor Gardner has any present plans or proposals which would relate to or result in:

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 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 6 of 9 Pages
 -------------------------------------------------------------------------------


      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  An  extraordinary   corporate   transaction,   such  as  a  merger,
reorganization   or   liquidation,   involving  the  Company  or  any  of  its
subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g)   Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

      The persons filing this statement are no longer subject to the reporting requirements of Schedule 13D with respect to Shares of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(i) As of the date of this Statement, LP is not the beneficial owner of any Shares.

      (ii) As of the date of this Statement, LLC is not the beneficial owner of any Shares.

      (iii) As of the date of this Statement, Gardner beneficially owns 24,296 Shares (approximately 0.7% of the 3,168,048 outstanding Shares as on June 30, 2000, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed August 14, 2000). Except to the extent of his interest

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 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 7 of 9 Pages
 -------------------------------------------------------------------------------

as a limited partner in LP and member of LLC, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

      (b) Gardner has sole voting power and sole investment power with respect to the Shares listed in (a)(iii) above.

      (c)(i) Other than the sales described in Item 3 above, LP has, during during the past 60 days, not effected any Share transactions.

         (ii) Other than the sales described in Item 3 above, LLC has, during during the past 60 days, not effected any Share transactions.

         (iii) Other than the sales described in Item 3 above, Gardner has, during the past 60 days, not effected any Share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, LLC or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following document is filed herewith as an exhibit to this statement:

      (a)   Joint  Filing  Agreement.  Incorporated  by  reference  to Exhibit
99.1 to the Schedule 13D filed electronically with the Securities and Exchange Commission on June 25, 1999 (Accession No. 0000898432-99-000716) ("July 25, 1999 Schedule 13D").

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 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 8 of 9 Pages
 -------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    HOLLYBANK INVESTMENT, L.P.


                                    By: /s/ Dorsey R. Gardner
                                        ---------------------
                                          Dorsey R. Gardner
                                          General Partner



                                    THISTLE INVESTMENT LLC


                                    By: /s/ Dorsey R. Gardner
                                        ---------------------
                                          Dorsey R. Gardner
                                          Managing Member



                                    By: /s/ Dorsey R. Gardner
                                        ---------------------
                                          Dorsey R. Gardner


Date:  September 1, 2000

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 SCHEDULE 13D                                               CUSIP No.  255860108
                                                            Page 9 of 9 Pages
 -------------------------------------------------------------------------------


                                  SCHEDULE 13D





                                  EXHIBIT INDEX


99.1 Joint Filing Agreement. Incorporated by reference to Exhibit 99.1 to the July 25, 1999 Schedule 13D.